**Macquarie Bank Limited**
ABN 46 008 583 542

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Telex 122246
Internet http://www.macquarie.com.au
DX 10287 SSE
SWIFT MACQAU2S

Treas
Forei
Metal
Futur
Debt I

06011911

SUPPL

15 March 2006

United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
United States of America

SEC MAIL PROCESSING RECEIVED
MAR 2 2006
WASH, D.C. 203 SECTION

MACQUARIE
BANK

Dear Sir/Madam

**Macquarie Bank Limited <u>(File Number 82-34740)</u> documents for lodgement**

Please find relevant documents for Macquarie Bank Limited for lodgement to satisfy the requirements of Rule 12g3-2(b).

Yours sincerely

Dennis Leong
<u>Company Secretary</u>

PROCESSED
MAR 23 2006
THOMSON
FINANCIAL

**Macquarie Bank Limited**
ABN 46 008 583 542



No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Telex 122246
Internet http://www.macquarie.com.au
DX 10287 SSE
SWIFT MACQAU2S

Treasury 8232 3600 Facsimile 8232 4227
Foreign Exchange 8232 3666 Facsimile 8232 3019
Metals and Mining 8232 3444 Facsimile 8232 3590
Futures 9231 1028 Telex 72263
Debt Markets 8232 8569 Facsimile 8232 8341
Agricultural Commodities 8232 7672 Facsimile 8232 3633



**ASX/Media Release**

MACQUARIE
BANK

# MACQUARIE ANNOUNCES UNLISTED PRIVATE EQUITY FUND IN KOREA

**9 March 2006** - Macquarie Bank Limited (MBL) notes the attached release issued in Korea regarding the establishment of the Macquarie Korea Opportunities Fund (MKOF), a new unlisted private equity fund.

The net impact of the transaction on MBL's Tier 1 capital ratio and P&L is not material.

**For further information, please contact:**

Stephen Yan — Tel: (612) 8232 2788
Public Relations
Macquarie Bank Limited

Jenny Kovacs — Tel: (612) 8232 3250
Investor Relations
Macquarie Bank Limited

Macquarie Korea Opportunities Management Inc.

11th Floor, Hanwha Building
110 Sokong-Dong
Chung-Ku
Seoul 100-755 KOREA

Telephone +82 2 3705 8500
Facsimile +82 2 3705 4930
Internet www.macquarie.com

**Media Release**

**Macquarie Announces Unlisted Private Equity Fund In Korea**

MACQUARIE

**(Seoul, 9 March 2006)** – Macquarie Korea Opportunities Management Inc, a member of the Macquarie Bank Group, today announced that the Macquarie Korea Opportunities Fund ("**MKOF**"), an unlisted private equity fund, has been established and is acquiring an interest in SK E&S, Korea's largest gas distribution group.

MKOF will target Korean investments within the gas, power, water, media, telecommunications and social infrastructure sectors which have not been designated for private investment under the Korean Private Participation in Infrastructure Act ("PPI Act"). This is a different investment mandate to that of the Macquarie Korea Infrastructure Fund which focuses on PPI Act investment opportunities including toll roads.

MKOF has agreed to acquire a 49% economic interest in SK E&S. SK E&S holds 25% of the gas distribution market in Korea. SK E&S serves in excess of 2.5 million customers through its ownership and operation of 7,700 kilometres of gas distribution assets.

"MKOF's strategy will be to invest in leading Korean infrastructure assets which have predictable cash flows and are strategically positioned in their target markets," said David Russell, the CEO of the fund's manager.

"Macquarie is one of the most experienced managers of infrastructure assets in the world, with 92 assets under Macquarie Group management. Since inception, Macquarie's managed infrastructure funds have provided investors with an average annual compound return of 19.4%.

"Macquarie's Korea-based investment and financial advisory team is one of the largest in Korea and we are already experiencing a strong level of deal flow, with many opportunities being

presented on an exclusive basis . Based on current deal flow further capital raisings in the near term are likely," Mr Russell said.

MKOF is registered under Korea's Indirect Investment Asset Management Business Act. MKOF has KRW340 billion of capital committed, primarily from Korean financial institutions.

The stake in SK E&S is being sold by Korea Gas Investments Company ("**KGIC**"), a special purpose vehicle established by Macquarie Bank. The transaction is scheduled to settle prior to 31 March 2006.

MKOF is managed by Macquarie Korea Opportunities Management Inc. ("**MKOM**"), a Korean company and a wholly owned subsidiary of Macquarie Bank. MKOM is staffed with executives from Macquarie Bank's infrastructure and specialised funds division.

**For further information please contact:**

Investor Enquiries: David Russell, Macquarie Korea Opportunities Management, Inc.
Tel: (+822 3705 8626)

Media Enquiries: Sarah Song
Tel: (+822 739 7043, +82 11 442 8959)

**Macquarie Bank Limited**
ABN 46 008 583 542

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Telex 122246
Internet http://www.macquarie.com.au
DX 10287 SSE
SWIFT MACQAU2S

Money Market 8232 3600 Facsimile 8232 4227
Foreign Exchange 8232 3666 Facsimile 8232 3019
Metals and Mining 8232 3444 Facsimile 8232 3590
Futures 9231 1028 Telex 72263
Debt Markets 8232 3815 Facsimile 8232 4414



13 March 2006

Company Announcements Office
Australian Stock Exchange Limited

MACQUARIE BANK

Dear Sir/Madam,

Macquarie Life Limited, Macquarie Newton Specialist Funds Management Limited and Macquarie Portfolio Management Limited, wholly owned subsidiaries of Macquarie Bank Limited ("Macquarie"), have been granted exemption from compliance with section 259C of the Corporations Act allowing them to invest in Macquarie shares.

The exemptions were granted by the Australian Securities and Investments Commission and are subject to certain conditions. One of these conditions is that Macquarie discloses the information below to Australian Stock Exchange Limited on a fortnightly basis.

The aggregated percentage of Macquarie voting shares:

(a) in respect of which Macquarie Life Limited, Macquarie Newton Specialist Funds Management Limited and Macquarie Portfolio Management Limited have the power to control voting or disposal; and

(b) underlying derivatives held by Macquarie Life Limited, Macquarie Newton Specialist Funds Management Limited and Macquarie Portfolio Management Limited,

as at 10th March 2006, was 0.029%.

Yours faithfully

Dennis Leong
Company Secretary

*Rule 3.19A.2*

# Appendix 3Y

## Change of Director's Interest Notice

*Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.*

Introduced 30/9/2001.

| | |
|---|---|
| **Name of entity** | Macquarie Bank Limited |
| **ABN** | 46 008 583 542 |

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

| | |
|---|---|
| **Name of Director** | H K McCann |
| **Date of last notice** | 19 July 2005 but 21 August 2002 re: units in Southern Cross FLIERS Trust. |

### Part 1 - Change of director's relevant interests in securities

*In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust*

| | |
|---|---|
| **Direct or indirect interest** | Indirect |
| **Nature of indirect interest (including registered holder)**<br>Note: Provide details of the circumstances giving rise to the relevant interest. | HJ McCann Investments Pty Limited as trustee of HK McCann Superannuation Fund, of which H K McCann is a beneficiary. |
| **Date of change** | 7 July 2005 |
| **No. of securities held prior to change** | 500 units |
| **Class** | Units in Southern Cross FLIERS Trust |
| **Number acquired** | 500 Units in Southern Cross FLIERS Trust |
| **Number disposed** | Nil |

+ See chapter 19 for defined terms.

| | |
|---|---|
| **Value/Consideration**<br>Note: If consideration is non-cash, provide details and estimated valuation | $113 per Unit |
| **No. of securities held after change** | 1,000 units |
| **Nature of change**<br>Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back | On Market Trade |

## Part 2 – Change of director's interests in contracts

| | |
|---|---|
| **Detail of contract** | |
| **Nature of interest** | |
| **Name of registered holder (if issued securities)** | |
| **Date of change** | |
| **No. and class of securities to which interest related prior to change**<br>Note: Details are only required for a contract in relation to which the interest has changed | |
| **Interest acquired** | |
| **Interest disposed** | |
| **Value/Consideration**<br>Note: If consideration is non-cash, provide details and an estimated valuation | |
| **Interest after change** | |

Dated: 10 March 2006

**Macquarie Bank Limited**
ABN 46 008 583 542

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Telex 122246
Internet http://www.macquarie.com.au
DX 10287 SSE
SWIFT MACQAU2S

Treasury 8232 3600 Facsimile 8232 4227
Foreign Exchange 8232 3666 Facsimile 8232 3019
Metals and Mining 8232 3444 Facsimile 8232 3590
Futures 9231 1028 Telex 72263
Debt Markets 8232 3815 Facsimile 8232 4414



MACQUARIE BANK

8 March 2006

Company Announcements Office
Australian Stock Exchange Limited
20 Bridge Street
Sydney NSW 2000

Dear Sir/Madam

Macquarie Bank Limited - Issued Ordinary Capital and Options Update

Since the last notification to the ASX of the position at 31 January 2006, there have been the following changes in the number of fully paid ordinary shares of Macquarie Bank Limited on issue:

The following options have been exercised (converting into one fully paid share per option):

- 1,668 options exercisable at $28.55 each and expiring on 19 April 2006 (MBL0014);
- 1,668 options exercisable at $27.60 each and expiring on 28 May 2006 (MBL0018);
- 1,250 options exercisable at $28.19 each and expiring on 24 July 2006 (MBL0023);
- 1,668 options exercisable at $29.72 each and expiring on 27 July 2006 (MBL0025);
- 278,761 options exercisable at $34.71 each and expiring on 2 August 2006 (MBL0029);
- 20,000 options exercisable at $34.71 each and expiring on 31 August 2006 (MBL0040);
- 1,668 options exercisable at $35.71 each and expiring on 5 December 2006 (MBL0073);
- 1,668 options exercisable at $35.24 each and expiring on 15 March 2007 (MBL0081);
- 8,332 options exercisable at $33.54 each and expiring on 4 July 2007 (MBL0107);
- 159,060 options exercisable at $30.51 each and expiring on 1 August 2007 (MBL0118);
- 30,166 options exercisable at $30.51 each and expiring on 30 August

2007 (MBL0124);

- 8,664 options exercisable at $30.51 each and expiring on 11 October 2007 (MBL0131);
- 1,666 options exercisable at $22.76 each and expiring on 19 February 2008 (MBL0158);
- 10,833 options exercisable at $25.15 each and expiring on 1 April 2008 (MBL0170);
- 1,666 options exercisable at $24.22 each and expiring on 23 May 2008 (MBL0183);
- 142,919 options exercisable at $28.74 each and expiring on 28 August 2008 (MBL0202);
- 4,759 options exercisable at $28.74 each and expiring on 24 September 2008 (MBL0207);
- 10,833 options exercisable at $30.26 each and expiring on 12 October 2008 (MBL0216);
- 4,166 options exercisable at $34.91 each and expiring on 10 December 2008 (MBL0240);
- 1,666 options exercisable at $33.45 each and expiring on 9 Febraury 2009 (MBL0254); and
- 1,666 options exercisable at $33.76 each and expiring on 8 March 2009 (MBL0256).

As at 28 February 2006 the number of issued fully paid ordinary $1.00 shares was 232,440,369.

During the period 1 February 2006 to 28 February 2006 (inclusive), the following new options have been issued:

- 108,000 options exercisable at $63.09 each and expiring on 8 February 2011 (MBL0325);
- 5,000 options exercisable at $32.26 each and expiring on 23 August 2009 (MBL0326); and
- 47,000 options exercisable at $61.33 each and expiring on 22 February 2011 (MBL0327).

During the period 1 February 2006 to 28 February 2006 (inclusive), the following options have lapsed unexercised:

- 2,168 options exercisable at $30.51 each and expiring on 1 August 2007 (MBL0118);
- 1,168 options exercisable at $30.51 each and expiring on 30 August 2008 (MBL0124);
- 4,501 options exercisable at $28.74 each and expiring on 28 August 2008 (MBL0202);
- 1,800 options exercisable at $33.11 each and expiring on 22 July 2009 (MBL0267);
- 11,000 options exercisable at $32.26 each and expiring on 23 August 2009 (MBL0269);
- 7,500 options exercisable at $54.24 each and expiring on 8 June 2010 (MBL0300); and

- 7,100 options exercisable at $63.34 each and expiring on 1 August 2010 (MBL0305).

Also, in the notification to ASX on 9 February 2006 of the positions as at 31 January 2006 it was stated that the following options were issued:

- 56,000 options exercisable at $68.24 each and expiring on 8 December 2010 (MBL0321); and
- 93,500 options exercisable at $70.47 each and expiring on 23 January 2011 (MBL0324).

In fact, the following options were issued:

- 73,500 options exercisable at $68.24 each and expiring on 8 December 2010 (MBL0321); and
- 76,000 options exercisable at $70.47 each and expiring on 23 January 2011 (MBL0324).

The number of options on issue at 28 February 2006 was 31,196,817 all exercisable into one share per option.

Yours faithfully

Angela Blair
Assistant Company Secretary

# ATTACHMENT 1

**Listing of Macquarie Bank Limited Options**

As at 28 February 2006

| MBL Code | Number | Exercise Price | Expiry Date |
|---|---|---|---|
| MBL0020 | 3,000 | $27.53 | 06/06/2006 |
| MBL0023 | 418 | $28.19 | 24/07/2006 |
| MBL0029 | 920,521 | $34.71 | 02/08/2006 |
| MBL0033 | 5,000 | $29.50 | 09/08/2006 |
| MBL0037 | 1,668 | $34.71 | 28/08/2006 |
| MBL0040 | 244,504 | $34.71 | 31/08/2006 |
| MBL0041 | 3,000 | $34.82 | 03/09/2006 |
| MBL0042 | 3,800 | $27.60 | 04/09/2006 |
| MBL0046 | 15,307 | $28.19 | 20/09/2006 |
| MBL0047 | 4,168 | $32.20 | 21/09/2006 |
| MBL0048 | 4,168 | $36.66 | 24/09/2006 |
| MBL0050 | 4,168 | $35.95 | 26/09/2006 |
| MBL0051 | 2,000 | $33.01 | 27/09/2006 |
| MBL0052 | 11,668 | $34.71 | 28/09/2006 |
| MBL0053 | 1,668 | $35.93 | 01/10/2006 |
| MBL0056 | 1,668 | $29.72 | 08/10/2006 |
| MBL0057 | 1,668 | $37.52 | 09/10/2006 |
| MBL0058 | 3,334 | $36.68 | 12/10/2006 |
| MBL0061 | 12,500 | $37.75 | 29/10/2006 |
| MBL0062 | 4,168 | $37.05 | 30/10/2006 |
| MBL0066 | 1,668 | $36.85 | 13/11/2006 |
| MBL0067 | 5,000 | $36.86 | 14/11/2006 |
| MBL0070 | 31,909 | $37.58 | 22/11/2006 |
| MBL0071 | 4,168 | $36.84 | 26/11/2006 |
| MBL0072 | 1,668 | $36.05 | 03/12/2006 |
| MBL0074 | 1,168 | $36.36 | 10/12/2006 |
| MBL0075 | 3,300 | $37.55 | 20/12/2006 |
| MBL0077 | 5,000 | $37.47 | 04/02/2007 |
| MBL0078 | 1,668 | $36.08 | 12/03/2007 |
| MBL0079 | 12,500 | $36.54 | 13/03/2007 |
| MBL0080 | 4,836 | $36.34 | 14/03/2007 |
| MBL0083 | 5,000 | $36.85 | 19/03/2007 |
| MBL0086 | 1,668 | $36.85 | 22/03/2007 |
| MBL0087 | 3,500 | $36.67 | 25/03/2007 |
| MBL0088 | 1,668 | $36.68 | 26/03/2007 |
| MBL0094 | 4,168 | $34.82 | 03/04/2007 |
| MBL0095 | 4,168 | $35.99 | 04/04/2007 |
| MBL0096 | 5,000 | $35.22 | 05/04/2007 |
| MBL0097 | 1,668 | $35.59 | 08/04/2007 |
| MBL0098 | 1,668 | $37.35 | 09/04/2007 |

**ATTACHMENT 1**

**Listing of Macquarie Bank Limited Options**

As at 28 February 2006

| MBL Code | Number | Exercise Price | Expiry Date |
|---|---|---|---|
| MBL0099 | 5,000 | $36.67 | 10/04/2007 |
| MBL0101 | 3,334 | $36.95 | 18/04/2007 |
| MBL0102 | 5,000 | $33.16 | 23/05/2007 |
| MBL0103 | 1,668 | $35.31 | 24/05/2007 |
| MBL0105 | 1,668 | $32.76 | 28/05/2007 |
| MBL0106 | 1,668 | $33.12 | 29/05/2007 |
| MBL0107 | 15,002 | $33.54 | 04/07/2007 |
| MBL0108 | 1,668 | $33.45 | 05/07/2007 |
| MBL0109 | 8,500 | $33.05 | 08/07/2007 |
| MBL0111 | 1,668 | $36.00 | 10/07/2007 |
| MBL0113 | 4,168 | $33.20 | 12/07/2007 |
| MBL0115 | 1,668 | $33.19 | 19/07/2007 |
| MBL0117 | 1,668 | $32.47 | 23/07/2007 |
| MBL0118 | 2,775,941 | $30.51 | 01/08/2007 |
| MBL0119 | 1,668 | $33.45 | 23/08/2007 |
| MBL0120 | 5,000 | $31.54 | 26/08/2007 |
| MBL0121 | 1,668 | $32.77 | 27/08/2007 |
| MBL0122 | 1,668 | $33.06 | 28/08/2007 |
| MBL0124 | 384,281 | $30.51 | 30/08/2007 |
| MBL0125 | 1,700 | $31.49 | 02/09/2007 |
| MBL0128 | 5,000 | $31.28 | 05/09/2007 |
| MBL0129 | 10,001 | $30.51 | 06/09/2007 |
| MBL0131 | 100,582 | $30.51 | 11/10/2007 |
| MBL0132 | 1,668 | $33.20 | 14/10/2007 |
| MBL0133 | 13,334 | $26.45 | 15/10/2007 |
| MBL0135 | 1,668 | $31.28 | 21/10/2007 |
| MBL0136 | 1,668 | $25.04 | 24/10/2007 |
| MBL0138 | 5,000 | $24.48 | 28/10/2007 |
| MBL0140 | 7,035 | $30.51 | 20/11/2007 |
| MBL0142 | 194,889 | $30.51 | 24/12/2007 |
| MBL0143 | 4,168 | $27.18 | 27/12/2007 |
| MBL0144 | 16,668 | $31.54 | 30/12/2007 |
| MBL0146 | 5,000 | $26.45 | 02/01/2008 |
| MBL0147 | 12,500 | $31.56 | 03/01/2008 |
| MBL0149 | 4,168 | $21.66 | 03/02/2008 |
| MBL0151 | 1,668 | $23.48 | 24/01/2008 |
| MBL0152 | 3,334 | $20.57 | 06/02/2008 |
| MBL0153 | 1,668 | $20.44 | 10/02/2008 |
| MBL0155 | 1,668 | $23.03 | 12/02/2008 |
| MBL0156 | 3,334 | $20.50 | 13/02/2008 |
| MBL0158 | 1,668 | $22.76 | 19/02/2008 |

# ATTACHMENT 1

**Listing of Macquarie Bank Limited Options**

As at 28 February 2006

| MBL Code | Number | Exercise Price | Expiry Date |
|---|---|---|---|
| MBL0161 | 3,334 | $23.82 | 05/03/2008 |
| MBL0162 | 2,000 | $22.22 | 06/03/2008 |
| MBL0163 | 3,334 | $25.23 | 07/03/2008 |
| MBL0166 | 5,000 | $21.23 | 13/03/2008 |
| MBL0167 | 32,500 | $25.82 | 14/03/2008 |
| MBL0169 | 8,334 | $25.23 | 24/03/2008 |
| MBL0170 | 10,834 | $25.15 | 01/04/2008 |
| MBL0171 | 8,334 | $25.68 | 02/04/2008 |
| MBL0173 | 3,334 | $25.94 | 23/04/2008 |
| MBL0174 | 8,334 | $24.20 | 24/04/2008 |
| MBL0176 | 12,500 | $24.67 | 06/05/2008 |
| MBL0177 | 3,334 | $24.85 | 07/05/2008 |
| MBL0178 | 3,334 | $24.40 | 08/05/2008 |
| MBL0179 | 3,334 | $24.71 | 08/05/2008 |
| MBL0181 | 8,334 | $25.92 | 13/05/2008 |
| MBL0182 | 25,917 | $24.58 | 22/05/2008 |
| MBL0183 | 3,334 | $24.22 | 23/05/2008 |
| MBL0184 | 3,334 | $24.25 | 26/05/2008 |
| MBL0185 | 5,000 | $21.12 | 28/05/2008 |
| MBL0187 | 3,334 | $24.98 | 14/07/2008 |
| MBL0188 | 3,334 | $24.98 | 16/07/2008 |
| MBL0189 | 8,334 | $24.93 | 17/07/2008 |
| MBL0190 | 5,000 | $24.49 | 27/07/2008 |
| MBL0191 | 3,334 | $25.00 | 28/07/2008 |
| MBL0192 | 3,334 | $26.05 | 31/07/2008 |
| MBL0193 | 8,334 | $26.51 | 01/08/2008 |
| MBL0194 | 5,000 | $26.21 | 04/08/2008 |
| MBL0195 | 4,168 | $24.42 | 19/08/2008 |
| MBL0196 | 3,334 | $28.99 | 20/08/2008 |
| MBL0200 | 5,000 | $29.00 | 26/08/2008 |
| MBL0201 | 8,334 | $28.41 | 02/09/2008 |
| MBL0202 | 4,844,963 | $28.74 | 28/08/2008 |
| MBL0203 | 3,334 | $29.46 | 16/09/2008 |
| MBL0204 | 3,334 | $29.46 | 15/09/2008 |
| MBL0205 | 1,668 | $24.17 | 17/09/2008 |
| MBL0206 | 12,500 | $28.74 | 26/09/2008 |
| MBL0207 | 586,443 | $28.74 | 24/09/2008 |
| MBL0208 | 9,250 | $24.54 | 22/09/2008 |
| MBL0209 | 33,411 | $28.74 | 01/10/2008 |
| MBL0212 | 5,000 | $29.46 | 02/10/2008 |
| MBL0214 | 3,334 | $29.11 | 09/10/2008 |

**Listing of Macquarie Bank Limited Options**

As at 28 February 2006

| MBL Code | Number | Exercise Price | Expiry Date |
|---|---|---|---|
| MBL0215 | 8,334 | $28.64 | 13/10/2008 |
| MBL0216 | 21,667 | $30.26 | 12/10/2008 |
| MBL0217 | 12,500 | $24.28 | 20/10/2008 |
| MBL0218 | 3,334 | $32.82 | 21/10/2008 |
| MBL0219 | 3,334 | $31.39 | 22/10/2008 |
| MBL0220 | 5,000 | $29.91 | 23/10/2008 |
| MBL0221 | 5,000 | $22.22 | 24/10/2008 |
| MBL0222 | 25,000 | $28.74 | 30/10/2008 |
| MBL0223 | 3,334 | $29.78 | 03/11/2008 |
| MBL0224 | 12,500 | $29.72 | 04/11/2008 |
| MBL0225 | 5,000 | $31.18 | 31/10/2008 |
| MBL0226 | 5,000 | $34.49 | 06/11/2008 |
| MBL0227 | 3,334 | $26.84 | 01/09/2008 |
| MBL0228 | 12,500 | $29.00 | 05/11/2008 |
| MBL0229 | 8,334 | $34.49 | 09/11/2008 |
| MBL0231 | 3,334 | $31.74 | 07/11/2008 |
| MBL0233 | 12,500 | $34.44 | 14/11/2008 |
| MBL0234 | 8,334 | $34.72 | 17/11/2008 |
| MBL0235 | 5,000 | $33.99 | 21/11/2008 |
| MBL0236 | 12,500 | $31.31 | 20/11/2008 |
| MBL0237 | 5,000 | $34.40 | 18/11/2008 |
| MBL0238 | 1,668 | $24.53 | 03/12/2008 |
| MBL0241 | 1,668 | $21.66 | 11/12/2008 |
| MBL0242 | 2,000 | $28.74 | 16/12/2008 |
| MBL0243 | 3,334 | $34.60 | 12/12/2008 |
| MBL0245 | 4,300 | $28.74 | 23/12/2008 |
| MBL0246 | 4,720 | $24.85 | 22/12/2008 |
| MBL0247 | 12,500 | $34.78 | 08/01/2009 |
| MBL0248 | 12,500 | $34.78 | 08/01/2009 |
| MBL0249 | 8,334 | $33.95 | 22/01/2009 |
| MBL0250 | 8,334 | $28.96 | 02/02/2009 |
| MBL0251 | 2,900 | $30.51 | 01/08/2007 |
| MBL0252 | 10,000 | $33.45 | 09/02/2009 |
| MBL0253 | 10,000 | $33.45 | 09/02/2009 |
| MBL0254 | 20,834 | $33.45 | 09/02/2009 |
| MBL0255 | 5,000 | $32.48 | 09/02/2009 |
| MBL0256 | 33,334 | $33.76 | 08/03/2009 |
| MBL0257 | 17,500 | $34.67 | 22/03/2009 |
| MBL0258 | 3,400 | $24.62 | 08/03/2009 |
| MBL0259 | 3,334 | $24.58 | 09/03/2009 |
| MBL0260 | 52,500 | $36.71 | 08/04/2009 |

## ATTACHMENT 1

**Listing of Macquarie Bank Limited Options**

As at 28 February 2006

| MBL Code | Number | Exercise Price | Expiry Date |
|---|---|---|---|
| MBL0261 | 27,500 | $35.54 | 22/04/2009 |
| MBL0262 | 35,000 | $34.66 | 10/05/2009 |
| MBL0263 | 67,500 | $33.00 | 24/05/2009 |
| MBL0264 | 17,500 | $33.84 | 08/06/2009 |
| MBL0265 | 32,500 | $34.27 | 22/06/2009 |
| MBL0266 | 52,500 | $33.58 | 08/07/2009 |
| MBL0267 | 1,724,300 | $33.11 | 22/07/2009 |
| MBL0268 | 3,086,846 | $32.75 | 09/08/2009 |
| MBL0269 | 2,380,434 | $32.26 | 23/08/2009 |
| MBL0270 | 5,000 | $30.67 | 23/08/2009 |
| MBL0271 | 733,350 | $34.60 | 08/09/2009 |
| MBL0272 | 215,200 | $35.28 | 22/09/2009 |
| MBL0273 | 199,750 | $36.99 | 08/10/2009 |
| MBL0274 | 102,800 | $39.64 | 22/10/2009 |
| MBL0275 | 83,350 | $40.81 | 08/11/2009 |
| MBL0276 | 94,200 | $32.75 | 08/11/2009 |
| MBL0277 | 25,000 | $33.11 | 08/11/2009 |
| MBL0278 | 53,150 | $41.72 | 22/11/2009 |
| MBL0279 | 127,600 | $32.75 | 22/11/2009 |
| MBL0280 | 68,400 | $44.88 | 08/12/2009 |
| MBL0281 | 7,000 | $34.60 | 08/12/2009 |
| MBL0282 | 20,000 | $32.75 | 08/12/2009 |
| MBL0283 | 40,000 | $45.15 | 22/12/2009 |
| MBL0284 | 27,500 | $46.97 | 10/01/2010 |
| MBL0285 | 22,500 | $47.28 | 10/01/2010 |
| MBL0286 | 27,500 | $48.68 | 24/01/2010 |
| MBL0287 | 4,000 | $48.61 | 24/01/2010 |
| MBL0288 | 60,000 | $49.31 | 08/02/2010 |
| MBL0289 | 27,500 | $49.47 | 08/02/2010 |
| MBL0290 | 5,000 | $46.97 | 10/01/2010 |
| MBL0291 | 82,500 | $49.16 | 22/02/2010 |
| MBL0292 | 45,000 | $49.51 | 08/03/2010 |
| MBL0293 | 35,000 | $49.57 | 22/03/2010 |
| MBL0294 | 95,000 | $47.82 | 08/04/2010 |
| MBL0295 | 85,000 | $45.14 | 22/04/2010 |
| MBL0296 | 32,500 | $49.31 | 08/04/2010 |
| MBL0297 | 40,000 | $45.89 | 09/05/2010 |
| MBL0298 | 37,500 | $49.18 | 23/05/2010 |
| MBL0299 | 12,500 | $47.82 | 23/05/2010 |
| MBL0300 | 62,500 | $54.24 | 08/06/2010 |
| MBL0301 | 35,000 | $58.02 | 22/06/2010 |

# ATTACHMENT 1

**Listing of Macquarie Bank Limited Options**

As at 28 February 2006

| MBL Code | Number | Exercise Price | Expiry Date |
|---|---|---|---|
| MBL0302 | 12,500 | $49.18 | 22/06/2010 |
| MBL0303 | 100,500 | $60.41 | 08/07/2010 |
| MBL0304 | 37,500 | $63.42 | 22/07/2010 |
| MBL0305 | 9,018,778 | $63.34 | 01/08/2010 |
| MBL0306 | 32,500 | $62.13 | 08/08/2010 |
| MBL0307 | 40,680 | $63.34 | 08/08/2010 |
| MBL0308 | 77,500 | $63.33 | 22/08/2010 |
| MBL0309 | 120,000 | $65.72 | 08/09/2010 |
| MBL0310 | 10,060 | $63.34 | 08/09/2010 |
| MBL0311 | 12,500 | $32.26 | 10/01/2010 |
| MBL0312 | 5,000 | $35.28 | 22/09/2009 |
| MBL0313 | 35,500 | $67.85 | 22/09/2010 |
| MBL0314 | 680 | $63.34 | 22/09/2010 |
| MBL0315 | 5,000 | $44.94 | 08/12/2009 |
| MBL0316 | 20,820 | $63.34 | 10/10/2010 |
| MBL0317 | 78,500 | $70.56 | 10/10/2010 |
| MBL0318 | 52,000 | $64.16 | 24/10/2010 |
| MBL0319 | 73,000 | $66.92 | 08/11/2010 |
| MBL0320 | 69,500 | $70.60 | 22/11/2010 |
| MBL0321 | 73,500 | $68.24 | 08/12/2010 |
| MBL0322 | 29,000 | $68.36 | 22/12/2010 |
| MBL0323 | 32,500 | $67.85 | 09/01/2011 |
| MBL0324 | 76,000 | $70.47 | 23/01/2011 |
| MBL0325 | 108,000 | $63.09 | 08/02/2011 |
| MBL0326 | 5,000 | $32.26 | 23/08/2009 |
| MBL0327 | 47,000 | $61.33 | 22/02/2011 |
| | 31,196,817 | | |